Exhibit 99.1

CANPLATS RESOURCES CORPORATION

Annual Report
July 31, 2009

#1510 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 629-8294	Fax: 604-683-8350

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as at July 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at July 31, 2009.

PricewaterhouseCoopers LLP, our independent auditors, has audited the effectiveness of our internal control over financial reporting as at July 31, 2009, as stated in their report which appears herein.

“R.E. Gordon Davis”	“Peter De Visser”
R.E. Gordon Davis	Peter DeVisser
Chairman and Chief Executive Officer	Chief Financial Officer

November 24, 2009

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of Canplats Resources Corporation

We have completed an integrated audit of Canplats Resource Corporation’s (the “Company”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at July 31, 2009 and audits of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canplats Resources Corporation as at July 31, 2009 and July 31, 2008, and the related consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended July 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and July 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Canplats Resources Corporation’s internal control over financial reporting as at July 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at July 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
November 24, 2009

(2)

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in Canadian dollars
As at July 31,

	2009	2008
	$	$

ASSETS
Current
Cash and cash equivalents	3,041,000	7,343,000)
Receivables	10,000	23,000)
Prepaid expenses and deposits	69,000	96,000)
	3,120,000	7,462,000)

Valued added tax recoverable	33,000	1,115,000)
Property, plant and equipment, net (note 5)	66,000	61,000)
Mineral properties (note 4)	16,901,000	14,042,000)
	20,120,000	22,680,000)

LIABILITIES AND SHAREHOLDER’S EQUITY
Current
Accounts payable and accrued liabilities	178,000	1,454,000)
Due to related parties (note 9)	36,000	183,000)
	214,000	1,637,000)

Future income tax liability (note 10)	805,000	910,000)
	1,019,000	2,547,000)
Shareholders’ Equity
Share capital (note 6)	25,103,000	24,365,000)
Valued assigned to stock options and warrants (note 7 and 8)	11,140,000	9,961,000)
Contributed surplus	317,000	317,000)
Deficit	(17,459,000)	(14,510,000)
	19,101,000	20,133,000)
	20,120,000	22,680,000)

Subsequent Event (Note 17)

Approved by the Board of Directors

“James W. Tutton”	“R.E. Gordon Davis”
James W. Tutton	R.E. Gordon Davis

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statement of Loss, Comprehensive Loss and Deficit
Expressed in Canadian dollars
Years ended July 31,

	2009	2008	2007
	$	$	$

Expenses
Bank charges	2,000	4,000	4,000)
Amortization	16,000	11,000	-)
Donations	5,000	-	-)
General exploration	-	41,000	129,000)
Insurance	57,000	19,000	4,000)
Investor relations	477,000	350,000	89,000)
Legal, accounting and audit	139,000	134,000	34,000)
Listing and filing fees	32,000	18,000	10,000)
Office	227,000	139,000	14,000)
Salaries	482,000	277,000	61,000)
Shareholder communications	20,000	19,000	12,000)
Stock-based compensation (note 7)	1,524,000	2,689,000	562,000)
Transfer agents	23,000	13,000	12,000)
	(3,004,000)	(3,714,000)	(931,000)
Other income
Interest income	43,000	158,000	76,000)
Foreign exchange gain/(loss)	12,000	64,000	(17,000)
Write-down of mineral properties (note 4)	-	(103,000)	-
	55,000	119,000	59,000)

Loss and comprehensive loss for the year	(2,949,000)	(3,595,000)	(872,000)
Deficit – Beginning of year	(14,510,000)	(10,915,000)	(10,043,000)
Deficit – End of year	(17,459,000)	(14,510,000)	(10,915,000)

Weighted average number of shares issued	56,990,369	52,514,514)	44,709,023

Basic loss per share	(0.05)	(0.07)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statement Cash Flows
Expressed in Canadian dollars
Years ended July 31,

	2009	2008	2007
	$	$	$

Operating activities
Loss for the year	(2,949,000)	(3,595,000)	(872,000)
Non-cash items:
Stock-based compensation	1,524,000	2,689,000)	562,000)
Depreciation	16,000	11,000)	-
Write-down of mineral properties	-	103,000)	-
Decrease (increase) in non-cash working capital:	-	-	-
Accounts receivable and prepaid expenses	40,000	(103,000)	18,000)
Accounts payable and accrued liabilities	(226,000)	249,000)	14,000)
Due to related parties	(147,000)	162,000)	(27,000)
Cash used in operating activities	(1,742,000)	(484,000)	(305,000)

Financing activities
Shares and warrants issued for cash	415,000	16,317,000)	2,125,000)
Share issue costs	(15,000)	(1,118,000)	-
Cash generated by financing activities	400,000	15,199,000)	2,125,000)

Investing activities
Mineral property costs	(4,021,000)	(8,475,000)	(1,173,000)
Purchase of property, plant and equipment	(21,000)	(72,000)	-
Decrease (Increase) in VAT recoverable	1,082,000	(932,000)	(130,000)
Cash used in investing activities	(2,960,000)	(9,479,000)	(1,303,000)

Increase (decrease) in cash	(4,302,000)	5,236,000)	517,000)
Cash and cash equivalents – beginning of year	7,343,000	2,107,000)	1,590,000)
Cash and cash equivalents – end of year	3,041,000	7,343,000)	2,107,000)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Years Ended July 31
(expressed in Canadian dollars, except number of shares)

	Number of	Share Capital	Value Assigned	Contributed		Total
	Common	Issued	to Stock Options	Surplus	Deficit	Shareholders’
	Shares	$	and Warrants	$	$	Equity
			$			$

Balance, July 31, 2007	48,810,056	15,539,000)	658,000)	317,000)	(10,915,000)	5,599,000)

Issued for cash:
Private placement, net of share issue costs	7,000,000	14,632,000)	-)	-)	-)	14,632,000)
Exercise of options	874,000	375,000)	-)	-)	-)	375,000)
Exercise of warrants	64,000	192,000)	-)	-)	-)	192,000)
Non cash:
Value assigned to options granted	-	-)	2,930,000)	-)	-)	2,930,000)
Value assigned to options exercised	-	245,000)	(245,000)	-)	-)	-)
Value assigned to warrants	-	(5,927,000)	5,927,000)	-)	-)	-)
Value assigned to warrants exercised	-	108,000)	(108,000)	-)	-)	-)
Value assigned to underwriters’ warrants	-	(799,000)	799,000)	-)	-)	-)
Loss for the year	-	-)	-)	-)	(3,595,000)	(3,595,000)
Balance, July 31, 2008	56,748,056	24,365,000)	9,961,000)	317,000)	(14,510,000)	20,133,000)

Issued for cash:
Exercise of options	878,500	415,000	-)	-)	-)	415,000)
Share issue costs	-)	(15,000)	-)	-)	-)	(15,000)
Non-cash:
Value assigned to options exercised	-	338,000)	(338,000)	-)	-)	-)
Stock based compensation	-		1,517,000)	-)		1,517,000)
Loss for the period	-	-)	-)	-)	(2,949,000)	(2,949,000)
Balance, July 31, 2009	57,626,556	25,103,000)	11,140,000)	317,000)	(17,459,000)	19,101,000)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the Company, are disclosed in note 16.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V. All inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax balances. Actual results could differ from those estimates.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and its results and financial position are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses as a result of consolidation are capitalized to individual mineral properties based on the percentage of spending.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition. Cash equivalents are designated as held-for-trading and are stated at fair value.

Mineral property costs

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures and, holding costs to maintain a property are deferred and would be amortized against future earning following the commencement of production or written-off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is recorded for the period. The Company presently has no proven or probable reserves.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties. Disclosure is addressed in note 14.

Financial Instruments

As at July 31, 2009, our financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. Cash and cash equivalents are classified as held-for-trading. All other financial instruments are either loans and receivables, or other financial liabilities and are recorded at amortized cost. The fair value of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash equivalents

Cash equivalents are composed of short-term investments with provinces of Canada, Canada or the United States of America or their respective agencies, with a term of less than 90 days. Cash and cash equivalents are designated as held-for-trading as at July 31, 2009.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is calculated over the useful life of the asset at rates ranging from 15% to 30% per annum once the asset is available for use. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Amortization charges on assets that are directly related to mineral properties are allocated to that mineral property.

Stock -based compensation

Compensation expense for stock options granted to employees and warrants issued are measured at their fair value at the grant date. Compensation expense for stock options granted to consultants are initially measured at their fair value at the grant date and are revalued on each balance sheet date until they are fully vested. Stock options and warrants are measured using the Black-Scholes valuation model and are recognized over the vesting period of the options and warrants granted using the graded method. In situations where stock options are granted in exchange for services related to specific mineral properties, the cost is capitalized to that mineral property. The value assigned to stock options and warrants within shareholders’ equity is subsequently reduced if the options and warrants are exercised with the amount recorded credited to share capital. Any values assigned to stock options and warrants that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning August 1, 2009.

3.	CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2008, the Company prospectively adopted the following new accounting standards .

Section 3862, “Financial Instruments –Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation

Effective August 1, 2008, the Company adopted CICA Handbook Section 3862, “Financial Instruments –Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 requires the disclosure of quantitative and qualitative information in the financial statements to evaluate (a) the significance of financial instruments to the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. Management’s objectives, policies and procedures for managing such risks are disclosed in note 14. Section 3863 replaces the existing requirements on presentation of financial instruments.

Capital Disclosures – Section 1535

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This disclosure is addressed in note 15.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Going-concern Amendments to Section 1400

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008. This new requirement was adopted by the Company effective August 1, 2008. The adoption of this Section did not have an impact on the financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY COSTS

The Company’s mineral properties are as follows:

	Camino	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El	Total
	Rojo	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Alamo	$
	(Mexico)	$	$	$	$	$	(Mexico)
	$
Balance, July 31, 2007	21,000	1,304,000	1,164,000	166,000	513,000	227,000	190,000	3,585,000

Acquisition costs	139,000	10,000	30,000	10,000	60,000	10,000	31,000	290,000

Assaying	2,141,000	2,000	-	-	-	-	-	2,143,000
Claim taxes	209,000	28,000	25,000	22,000	6,000	14,000	69,000	373,000
Consulting and contracting service	15,000	-	-	-	-	-	-	15,000
Engineering and drafting	4,000	-	-	-	-	-	-	4,000
Drilling	4,782,000	-	-	-	-	-	-	4,782,000
Environmental	12,000	-	-	-	-	-	-	12,000
Field administration	120,000	4,000	1,000	-	1,000	1,000	2,000	129,000
Foreign exchange	25,000	-	-	-	-	-	-	25,000
Future income taxes	656,000	-	1,000	7,000	7,000	7,000	14,000	692,000
Geology salaries and consulting	936,000	1,000	-	-	2,000	5,000	3,000	947,000
Geophysics ground	428,000	-	1,000	-	-	-	-	429,000
Equipment	270,000	-	-	-	-	-	-	270,000
Licenses and government fees	2,000	-	-	-	-	-	-	2,000
Living costs and travel	182,000	-	1,000	-	1,000	-	1,000	185,000
Maps, prints and film	111,000	-	-	-	-	-	-	111,000
Metallurgy	19,000	-	-	-	-	-	-	19,000
Storage	10,000	-	-	-	-	-	-	10,000
Supplies	30,000	-	-	-	-	-	-	30,000
Trenching	92,000	-	-	-	-	-	-	92,000

Exploration costs for the year	10,044,000	35,000	29,000	29,000	17,000	27,000	89,000	10,270,000

Write-down of mineral property	-	-	-	-	(103,000)	-	-	(103,000)

Balance, July 31, 2008	10,204,000	1,349,000	1,223,000	205,000	487,000	264,000	310,000	14,042,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY COSTS (continued)

	Camino	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Total
	Rojo	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	$
	(Mexico)	$	$	$	$	$
	$
Balance, July 31, 2008	10,204,000	1,349,000	1,223,000	205,000	487,000	264,000	310,000	14,042,000

Acquisition costs	138,000	12,000	35,000	12,000	12,000	13,000	23,000	245,000

Assaying	258,000	-	-	-	-	-	-	258,000
Claim taxes	353,000	41,000	30,000	37,000	7,000	8,000	78,000	554,000
Consulting and contracting service	10,000	-	-	-	-	-	-	10,000
Engineering and drafting	308,000	-	-	-	-	-	-	308,000
Drilling	156,000	-	-	-	-	-	-	156,000
Environmental	10,000	-	-	-	-	-	-	10,000
Equipment	77,000							77,000
Field administration	4,000	-	-	-	-	-	-	4,000
Foreign exchange	(83,000)	(2,000)	(4,000)	(2,000)	(1,000)	-	(5,000)	(97,000)
Future income taxes	93,000	3,000	4,000	2,000	1,000	1,000	6,000	110,000
Geology salaries and consulting	552,000	-	-	-	6,000	-	-	558,000
Geophysics ground	10,000	-	-	-	-	-	-	10,000
Equipment	68,000	-	-	-	-	-	22,000	90,000
Licenses and government fees	1,000	-	-	-	1,000	-	-	2,000
Living costs and travel	44,000	-	-	-	-	-	-	44,000
Maps, prints and film	30,000	-	-	-	-	-	-	30,000
Metallurgy	252,000	-	-	-	-	-	-	252,000
Miscellaneous	(5,000)	-	-	-	-	-	-	(5,000)
Restoration of roads	119,000	-	-	-	-	-	-	119,000
Remote sensing	4,000	-	-	-	-	-	-	4,000
Surveying and prospecting	114,000	-	-	-	-	-	-	114,000
Surface rights	1,000	-	-	-	-	-	-	1,000
Trenching	5,000	-	-	-	-	-	-	5,000

Exploration costs for the year	2,381,000	42,000	30,000	37,000	14,000	9,000	101,000	2,614,000

Balance, July 31, 2009	12,723,000	1,403,000	1,288,000	254,000	513,000	286,000	434,000	16,901,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Camino Rojo, Mexico

In fiscal 2007, the Company acquired, by staking, the Camino Rojo property in Zacatecas State, Mexico, subject to the payment of a finder’s fee to La Cuesta International, Inc. (“LCI”)

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property (paid to date); and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Camino Rojo property is US$2,000,000.

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US$5,000 paid on acquisition; the greater of US$5,000 or 2% of all direct exploration expenditures payable every six months (paid to date) thereafter and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US$500,000. The royalty is also subject to a right of first offer.

Yerbabuena, Mexico

In fiscal 2003, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with LCI, owner of the Yerbabuena property, the Company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property (paid to date). On commencement of commercial production on the property, the Company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty. The Company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement. The royalty is also subject to a right of first offer.

El Rincon, Mexico

In fiscal 2004, the Company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI: US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property (paid to date); and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”) can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY COSTS (continued)

Mecatona, Mexico

In fiscal 2006, the Company acquired, by a combination of option agreements and staking, four claim blocks for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico, south of Parral.

For two claims, the Company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid). Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006 (paid), US$20,000 on November 25, 2007 (paid), US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000. For the other claim block, subsequent option payments are US$20,000 on November 26, 2006 (paid), US$30,000 on November 26, 2007(paid), US$50,000 on November 26, 2008 (paid), $90,000 on November 26, 2009 and US$800,000 on November 26, 2010. In October 2008, the Company has determined to allow these two option agreements to lapse. As a result, a write-down of $103,000 (US$95,000) was recorded in fiscal 2008. The Company acquired the remaining two claim blocks that comprise the Mecatona property by staking and will continue with the exploration of these two claim blocks.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property (paid to date); and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard can earn a 51% interest in Mecatona by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

Maijoma, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property (paid to date); and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Maijoma property is US$2,000,000.

El Alamo, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property (paid to date); and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Alamo property is US$2,000,000.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

5.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are as follows:

	July 31, 2009			July 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computer equipment	21,000	(9,000)	12,000	8,000	(2,000)	6,000
Furniture and fixtures	34,000	(9,000)	25,000	26,000	(4,000)	22,000
Leasehold improvements	38,000	(9,000)	29,000	38,000	(5,000)	33,000
	93,000	(27,000)	66,000	72,000	(11,000)	61,000

6.	SHARE CAPITAL

(a)	Common Shares

Shares authorized:

Unlimited number of common shares, no par value

(b)	Private Placement

In February 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of approximately $14,632,000 after commissions and expenses. Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months. The gross proceeds were assigned values of $9,823,000 to the shares and $5,927,000 to the warrants.

As consideration to the brokers, the Company issued 441,000 underwriters’ warrants with an exercise price of $2.25 for a period of 24 months. Total share issue costs related to the transaction were $1,917,000, which includes commission and expenses of $1,118,000 and underwriters’ warrants with a fair value of $799,000 based on the Black-Scholes option pricing model.

The fair value of the common share purchase warrants and underwriters’ warrants issued as part of the private placement in February 2008 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 3.2%, expected volatility of 139% and expected life of 2 years.

7.	STOCK OPTIONS

The Company has a share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. As at July 31, 2009, incentive options outstanding represent 8.1% (2008 – 7.9%) of the issued and outstanding common capital. The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

7.	STOCK OPTIONS (continued)

During the year ended July 31, 2009, 1,095,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $1.36 and vesting terms of 2 years. As at their grant dates, these options had a weighed average fair value assigned of $1.02 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 2.41%, weighted average expected volatility of 116% and expected life of 2 to 5 years. The Company amortizes the fair value of stock options using the graded method over the respective vesting period of the stock options. The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $1,524,000 in the current year.

During the year ended July 31, 2008, 2,815,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $1.59 and vesting term of 2 years. As at their grant dates, these options had a weighed average fair value assigned of $1.34 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 3.86%, expected volatility of 115% and expected life of 5 years. The Company amortizes the fair value of stock options using the graded method over the respective vesting period of the stock options. The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $2,689,000 in 2008.

A summary of the Company’s options at July 31, 2009, 2008 and 2007 and the changes for the periods ending on those dates is presented below:

	Options	Weighted Average
	Outstanding	Exercise Price
		$
At July 31, 2006	610,000	0.36
Granted	2,040,000	0.44
Exercised	(75,000)	0.30
Expired	-	-
At July 31, 2007	2,575,000	0.43
Granted	2,815,000	1.59
Exercised	(874,000)	0.43
Expired	(45,000)	1.01
At July 31, 2008	4,471,000	0.92
Granted	1,095,000	1.36
Exercised	(878,500)	0.47
Expired	-	-
At July 31, 2009	4,687,500	1.20

The following table summarizes information about stock options outstanding and exercisable at July 31, 2009:

Exercise Price	Options	Weighted Average	Options
$	Outstanding	Remaining Life	Exercisable
0.44	2,460,000	2.39	2,435,000
1.28 to 1.48	962,500	4.20	465,000
1.71 to 1.87	230,000	3.76	130,000
2.64 to 3.08	635,000	3.49	423,750
4.1 to 4.15	400,000	3.34	350,000
	4,687,500	3.06	3,803,750

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

8.	WARRANTS

A summary of the Company’s warrants at July 31, 2009, 2008 and 2007 and the changes for the periods ending on those dates are presented below:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		$
At July 31, 2006	8,410,250	0.25
Issued with private placement	-	-
Exercised	(8,407,250)	0.25
Expired	(3,000)	0.25
At July 31, 2007	-	-
Issued with private placement (share purchase warrants)	3,500,000	3.00
Issued with private placement (underwriters’ warrants)	441,000	2.25
Exercised	(64,000)	3.00
Expired	-	-
At July 31, 2008 and 2009	3,877,000	2.91

The following table summarizes information about the warrants outstanding at July 31, 2009:

	Exercise	Warrants Outstanding	Weighted
	Price	and Exercisable	Average
	$		Remaining Life

Share purchase warrants	3.00	3,436,000	0.54
Underwriters’ warrants	2.25	441,000	0.54
		3,877,000	0.54

9.	RELATED PARTY TRANSACTIONS

The Company was billed $136,000 (2008 - $1,211,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company with a director in common. As at July 31, 2009, included in due to related parties is $13,000 (2008 -$183,000) due to Silver Standard. The Company was also billed $28,000 in the current year for external accounting and related fees provided by a Private Company controlled by an officer of the Company. As at July 31, 2009, $23,000 was due to this Private Company which is included in due to related parties. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES

(a)	The income taxes shown on the Consolidated Statements of Loss, Comprehensive Loss and Deficit differs from the amounts obtained by applying statutory rates due to the following:

	2009	2008	2007
	$	$	$

Statutory tax rate	30.42%	32.3%	34.1%

Loss for the year before taxes	(2,949,000)	(3,595,000)	(872,000)
Provision for income taxes based on statutory rates	(897,000)	(1,161,000)	(297,000)
Non deductible expenses	470,000	750,000	216,000
Change in statutory tax rates	62,000	299,000	31,000
Unrecognized benefit of net operating losses carried forward	365,000	112,000	50,000
	-	-	-

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities as of July 31 are as follows:

	2009	2008
	$	$
Future tax assets:
Mineral properties	1,946,000	1,219,000
Finance charge	332,000	458,000
Non-capital losses	1,179,000	745,000
	3,457,000	2,422,000
Future tax liability:
Mineral properties	(805,000)	(910,000)

Valuation allowance	(3,457,000)	(2,422,000)
Net future tax liability	(805,000)	(910,000)

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES (continued)

(c)

As of July 31, 2008, the Company has approximately $4,536,000 in operating losses, $4,677,000 in accumulated Canadian and foreign exploration and development expenditures and $1,182,000 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$

2010	162,000
2014	312,000
2015	329,000
2016	343,000
2027	350,000
2028	1,221,000
2029	1,819,000
4,536,000

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008	2007
	$	$	$
Non-cash financing activities
Warrants for share issue costs	-	(799,000)	-

12.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Loss for the year and segment assets by geographic location are as follows:

	Loss for the year		Total assets at
	July 31, 2009	July 31, 2008	July 31, 2009	July 31, 2008
	$	$	$	$

Canada	(2,949,000)	(3,492,000)	2,947,000	6,521,000
Mexico	-	(103,000)	17,173,000	16,159,000
Total	(2,949,000)	(3,595,000)	20,120,000	22,680,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

13.	COMMITMENTS

As at July 31, 2009, the Company has committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	125,000	382,000	147,000	654,000

14.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company is exposed to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time to time, the Company may use foreign exchange contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange and interest rates. The Company does not have a practice of trading derivatives.

Foreign Exchange Risk

The Company operates projects in more than one country and, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the US Dollar, as some of the Company’s cash and cash equivalents and accounts payable and accrued liabilities are denominated in US Dollars. At July 31, 2009, a one cent variation in the exchange rate will change net loss by approximately $2,000.

The Company’s foreign exposure to US Dollar financial instruments is as follows:

	July 31, 2009	July 31, 2008
	USD	USD
	$	$
Cash and cash equivalents	230,480)	1,198,000)
Accounts payable and accrued liabilities	(35,286))	(904,000)
	195,194)	294,000)

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash equivalents. Cash and cash equivalents receive interest based on market interest rates. At the statement date a 1% change in interest rates would change net loss by approximately $24,000.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including: global or regional consumption patterns; the supply of, and demand for, these metals; speculative activities; the availability and costs of metal substitutes; expectations for inflation; and political and economic conditions, including interest rates and currency values. We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and silver could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our investments.

We manage our credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash, cash equivalents and receivables.

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances. If necessary, we may raise funds through the issuance of equity or monetization of non core assets. We ensure that there is sufficient capital to meet our obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to operating needs.

15.	CAPITAL DISCLOSURES

The Company’s objectives in managing its capital (items included in shareholders’ equity) are to fund acquisition, exploration and development of its mineral properties and to meet its administrative and corporate activities; to ensure that the Company continues as a going concern.

The Company is an exploration stage company and is currently unable to self-finance its operations. The Company has historically relied on equity financings to raise sufficient funds to carry out its exploration and acquisition activities and pay its administrative costs. Therefore the Company intends to raise additional funds as required to carry out its planned activities.

In order to manage its capital requirements management has put into place a planning and budgeting process.

Currently the Company is not subject to any externally imposed capital requirements, but is subject to property payments under its acquisition agreements as disclosed in note 4 of these financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP) and from practices promulgated by the Securities and Exchange Commission (SEC). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

(a)	Mining and mineral property assets

Under U.S. GAAP, mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist and all applicable permits are obtained within a particular property. Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all exploration and land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company, for which commercially mineable reserves do not exist. Under Canadian GAAP, such costs have been deferred. Due to this difference in treatment, the future income tax liability recorded under Canadian GAAP is not required under U.S. GAAP, and the balance is accordingly reversed. The write-down of mineral property recorded under in Canadian GAAP is reversed, as the mineral expenditure was previously expensed under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)

The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the Consolidated Balance Sheets, Statements of Loss, Comprehensive Loss and Deficit and Cash Flows are as follows:

Balance Sheets	2009	2008
As at July 31	$	$
Assets under Canadian GAAP	20,120,000	22,680,000
Mineral property exploration and development (a)	(16,901,000)	(14,042,000)
Assets under U.S. GAAP	3,219,000	8,638,000
Liabilities under Canadian GAAP	1,019,000	2,547,000
Future income tax liability (a)	(805,000)	(910,000)
Liabilities under U.S. GAAP	214,000	1,637,000

Shareholders’ equity under Canadian GAAP	19,101,000	20,133,000
Mineral property exploration and development (a)	(16,901,000)	(14,042,000)
Future income tax liability (a)	805,000	910,000
Shareholders’ equity under U.S. GAAP	3,005,000	7,001,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Operations

Years ended July 31	2009	2008	2007
	$	$	$
Loss for the year, Canadian GAAP	2,949,000	3,595,000	872,000
Mineral property exploration costs (a)	2,859,000	9,868,000	1,173,000
Write-down of mineral property (a)	-	(103,000)	-
Future income taxes (a)	105,000	-	-

Loss and comprehensive loss for the year, U.S. GAAP	5,913,000	13,360,000	2,045,000
Weighted average number of shares outstanding	56,990,369	52,514,514	44,709,023

Loss per share, basic and diluted under U.S. GAAP	(0.10)	(0.25)	(0.05)

Statements of Cash Flows

Years ended July 31	2009	2008	2007
	$	$	$
Cash used in operating activities under Canadian GAAP	(1,742,000)	(484,000)	(305,000)
Mineral property exploration and development expenditures (a)	(4,021,000)	(8,475,000)	(1,173,000)
VAT recoverable from mineral property (b)	1,082,000	(932,000)	(130,000)

Cash used in operating activities, under U.S. GAAP	(4,681,000)	(9,891,000)	(1,608,000)

Cash generated by financing activities, under Canadian and U.S. GAAP	400,000	15,199,000	2,125,000

Cash used in investing activities, under Canadian GAAP	(2,960,000)	(9,479,000)	(1,303,000)
Mineral property exploration and development expenditures (a)	4,021,000	8,475,000	1,173,000
VAT recoverable from mineral property (b)	(1,082,000)	932,000	130,000

Cash used in (from) investing activities, under U.S. GAAP	(21,000)	(72,000)	-

Increase (decrease) in cash under U.S. GAAP	(4,302,000)	5,236,000	517,000

Cash and cash equivalents, beginning of year	7,343,000	2,107,000	1,590,000

Cash and cash equivalents, end of year, under Canadian and U.S. GAAP	3,041,000	7,343,000	2,107,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2009, 2008 and 2007
(expressed in Canadian dollars, unless otherwise stated)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)	Impact of recent United States accounting pronouncements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material effect on the Company’s results of operations or financial position.

(d)	Impact of new United States accounting pronouncements

In February 12, 2008, FASB issued FSP No.157-2 to assist in the resolving of implementation issues related to the fair value measurements of non-financial assets and non-financial liabilities. This FSP also defers the effective date of SFAS No.157 to fiscal years beginning after November 15, 2008. The adoption of FSP No.157-2 is not expected to have a material impact on the Company’s results of operations or financial positions.

17.	SUBSEQUENT EVENT

On November 16, 2009, Canplats announced an agreement whereby Goldcorp Inc. will acquire, through a plan of arrangement, all of the outstanding common shares of Canplats for total consideration of approximately C$238 million based on the fully diluted in-the-money shares outstanding.

Under the Arrangement, each Share, including shares issued under the Arrangement on the acquisition by Goldcorp of the outstanding Canplats' options and warrants for their in-the-money value, will be exchanged for 0.074 of a common share of Goldcorp. Shareholders of Canplats will also receive a 90.1% interest in a new exploration company ("Newco"). Newco will hold cash in the amount of C$10 million and Canplats' existing interests in a number of precious and base metal projects located in Mexico, being the Rodeo and El Rincon properties, located in Durango, and the Mecatona, Maijoma and El Alamo properties, located in Chihuahua, through a newly-incorporated, wholly-owned Mexican subsidiary.

All of the shares of Newco (other than a 9.9% equity interest to be retained by Goldcorp) will be distributed to Canplats' shareholders pursuant to the Arrangement. Upon closing, Goldcorp will assume ownership of Canplats' Camino Rojo Project. The Arrangement has been approved by the boards of directors of Goldcorp and Canplats and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Canplats' common shares, options and warrants voting as a single class at a special meeting of Canplats' security holders called to approve the transaction.

In the event that the transaction is not completed, Canplats has agreed to pay Goldcorp a termination fee of C$7.2 million, under certain circumstances.

The accompanying notes are an integral part of the consolidated financial statements.